Exhibit 99.1

FC-GEN Acquisition Holding, LLC and Subsidiaries

Consolidated Financial Statements

Index to Consolidated Financial Statements

On January 1, 2008, FC-GEN Investment, LLC (the Parent) contributed 100% of the capital stock of FC-GEN Acquisition, Inc. (Acquisition Corp) to a related entity, FC-GEN Acquisition Holding, LLC (the Company). On July 13, 2007, FC-GEN Acquisition, Inc., through its wholly owned subsidiary GEN Acquisition, Corp., (Merger Corp) merged with and into Genesis HealthCare Corporation (the Predecessor Company or GHC), with GHC and its subsidiaries continuing as the surviving corporation and assuming all of the debt obligations of Merger Corp. The term “Successor” refers to Acquisition Corp and the Company after giving effect to the consummation of the merger. The term “Predecessor” refers to GHC prior to giving effect to the consummation of the merger. See note 1 – “General Information – The Merger.”

Page

Independent Auditors’ Report	2

Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007 (Successor)	3

Consolidated Statements of Operations for the year ended December 31, 2008 and for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 (Predecessor)	4

Consolidated Statements of Members’/Shareholders’ Equity and Other Comprehensive Income (Loss) for the year ended December 31, 2008 and for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 (Predecessor)	5

Consolidated Statements of Cash Flows for the year ended December 31, 2008 and for the period from July 14, 2007 through December 31, 2007 (Successor); the period January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 (Predecessor)	6

Notes to Consolidated Financial Statements	7

Independent Auditors’ Report

The Board of Managers

FC-GEN Acquisition Holding, LLC

We have audited the accompanying consolidated balance sheets of FC-GEN Acquisition Holding, LLC and subsidiaries (the Company) (formerly FC-GEN Acquisition, Inc. and subsidiaries) (Successor) as of December 31, 2008 and 2007, and the related consolidated statements of operations, members’ equity and other comprehensive income (loss), and cash flows for the year ended December 31, 2008 and for the period from July 14, 2007 to December 31, 2007 (Successor periods), and the Genesis HealthCare Corporation and subsidiaries (Predecessor) consolidated statements of operations, shareholders’ equity and other comprehensive income (loss), and cash flows for the period from January 1, 2007 to July 13, 2007 and for the three months ended December 31, 2006 (Predecessor periods). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of FC-GEN Acquisition Holding, LLC and subsidiaries (formerly FC-GEN Acquisition, Inc. and subsidiaries) as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the Successor periods, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Genesis HealthCare Corporation and its subsidiaries for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective July 14, 2007, FC-GEN Acquisition, Inc. acquired all of the outstanding stock of Genesis HealthCare Corporation in a business combination accounted for as a purchase (the Merger). As a result of the Merger, the consolidated financial information for the periods after the Merger is presented on a different cost basis than that for the periods before the Merger and, therefore, is not comparable.

As described in Note 17 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements on January 1, 2008.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 24, 2009

FC-GEN ACQUISITION HOLDING, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	Successor
	December 31, 2008	December 31, 2007
Assets:
Current assets:
Cash and equivalents	$72,842	$53,419
Current portion of restricted cash and investments in marketable securities	36,584	23,538
Accounts receivable, net of allowances for doubtful accounts of $35,046 in 2008 and $30,924 in 2007	285,826	249,710
Prepaid expenses and other current assets	69,067	90,652
Current portion of deferred income taxes	42,150	40,243
Total current assets	506,469	457,562
Property and equipment, net of accumulated depreciation of $115,114 in 2008 and $36,892 in 2007	1,774,707	1,767,455
Restricted cash and investments in marketable securities	64,857	82,457
Other long-term assets	80,244	85,989
Identifiable intangible assets, net of accumulated amortization of $11,897 in 2008 and $4,672 in 2007	87,699	114,267
Goodwill	119,090	265,678
Total assets	$2,633,066	$2,773,408

Liabilities and Members’ Equity:
Current liabilities:
Current installments of long-term debt	$12,384	$10,664
Accounts payable	63,970	49,601
Accrued expenses	51,384	32,967
Accrued compensation	93,291	90,194
Accrued interest	10,481	12,485
Current portion of self-insurance liability reserves	44,777	33,907
Total current liabilities	276,287	229,818
Long-term debt	1,841,163	1,799,494
Deferred income taxes	244,345	307,457
Self-insurance liability reserves	100,609	90,913
Other long-term liabilities	103,304	86,146
Commitments and contingencies
Members’ equity:
Capital stock, no par value, 1,500 shares authorized, 1,500 shares issued and outstanding	—	—
Additional paid-in capital	274,784	294,574
Accumulated deficit	(208,140)	(35,601)
Accumulated other comprehensive income	714	607
Total members’ equity	67,358	259,580
Total liabilities and members’ equity	$2,633,066	$2,773,408

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION HOLDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006

Net revenues	$2,237,590	$956,291	$1,068,978	$474,244
Salaries, wages and benefits	1,364,004	588,743	645,244	287,227
Other operating expenses	497,611	201,533	229,995	100,062
General and administrative costs	127,154	50,814	69,415	30,743
Provision for losses on accounts receivable and notes receivable	20,862	8,557	9,222	5,094
Merger related costs	—	—	57,567	2,789
Lease expense	27,952	13,913	12,046	5,464
Depreciation and amortization expense	83,232	37,458	39,086	17,045
Accretion expense	293	113	148	69
Interest expense	195,199	121,585	16,318	6,862
Investment income	(1,238)	(4,155)	(6,123)	(3,169)
Other income	(4,543)	—	(2,974)	—
Goodwill impairment	125,951	—	—	—
Long-lived asset impairment	10,787	—	—	—
(Loss) income before income tax (benefit) expense, equity in net income of unconsolidated affiliates and minority interests	(209,674)	(62,270)	(966)	22,058
Income tax (benefit) expense	(38,555)	(25,620)	6,429	8,814
(Loss) income before equity in net income of unconsolidated affiliates and minority interests	(171,119)	(36,650)	(7,395)	13,244
Equity in net income of unconsolidated affiliates	237	479	403	236
Minority interests	(2,306)	(481)	(823)	(410)
(Loss) income from continuing operations	(173,188)	(36,652)	(7,815)	13,070
Income (loss) from discontinued operations, net of taxes	649	1,051	(173)	127
Net (loss) income	$(172,539)	$(35,601)	$(7,988)	$13,197

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION HOLDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’/SHAREHOLDERS’ EQUITY AND OTHER

COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

	Capital stock	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Common stock held in deferred compensation plan	Deferred compensation liability	Total members’/ shareholders’ equity
Predecessor:

Balance at September 30, 2006 (Predecessor)	$—	$207	$645,278	$101,546	$(65)	$(42,787)	$(9,714)	$6,009	$700,474

Comprehensive income
Net income	—	—	—	13,197	—	—	—	—
Net unrealized loss on marketable securities, net of tax	—	—	—	—	(65)	—	—	—
Total comprehensive income									13,132
Tax benefits under SOP 90-7	—	—	1,389	—	—	—	—	—	1,389
Issuance of common stock under stock option plan and stock incentive plan	—	1	1,704	—	—	—	—	—	1,705
Stock-based compensation expense for stock options	—	—	881	—	—	—	—	—	881
Purchases and sales, net, of common stock in deferred compensation plan	—	—	103	—	—	—	(1,289)	379	(807)
Balance at December 31, 2006 (Predecessor)	$—	$208	$649,355	$114,743	$(130)	$(42,787)	$(11,003)	$6,388	$716,774

Comprehensive loss
Net loss	—	—	—	(7,988)	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	426	—	—	—
Net decrease to minimum pension liability, net of tax	—	—	—	—	(84)	—	—	—
Unrealized gain on VIE interest rate swap	—	—	—	—	36	—	—	—
Total comprehensive loss									(7,610)
Tax benefits under SOP 90-7	—	—	3,542	—	—	—	—	—	3,542
Issuance of common stock under stock option plan and stock incentive plan	—	2	4,680	—	—	—	—	—	4,682
Stock-based compensation expense for stock options	—	—	1,786	—	—	—	—	—	1,786
Purchases and sales, net, of common stock in deferred compensation plan	—	—	127	—	—	—	(5,790)	2,477	(3,186)
Balance at July 13, 2007 (Predecessor)	$—	$210	$659,490	$106,755	$248	$(42,787)	$(16,793)	$8,865	$715,988

Successor:
Balance at July 14, 2007 (Successor)	$—	$—	$—	$—	$—	$—	$—	$—	$—
Capital contributed by parent	—	—	300,000	—	—	—	—	—	300,000
Comprehensive loss
Net loss	—	—	—	(35,601)	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	652	—	—	—
Unrealized loss on VIE interest rate swap	—	—	—	—	(45)	—	—	—
Total comprehensive loss									(34,994)
Tax benefits under SOP 90-7	—	—	2,574	—	—	—	—	—	2,574
Distributions to parent	—	—	(8,000)	—	—	—	—	—	(8,000)
Balance at December 31, 2007 (Successor)	$—	$—	$294,574	$(35,601)	$607	$—	$—	$—	$259,580

Comprehensive loss
Net loss	—	—	—	(172,539)	—	—	—	—
Net unrealized gain on marketable securities, net of tax	—	—	—	—	584	—	—	—
Net decrease to minimum pension liability, net of tax	—	—	—	—	(308)	—	—	—
Unrealized loss on VIE interest rate swap	—	—	—	—	(169)	—	—	—
Total comprehensive loss									(172,432)
Tax expense under SOP 90-7	—	—	(1,390)	—	—	—	—	—	(1,390)
Capital contributed by parent	—	—	8,000	—	—	—	—	—	8,000
Distributions to parent	—	—	(26,400)	—	—	—	—	—	(26,400)
Balance at December 31, 2008 (Successor)	$—	$—	$274,784	$(208,140)	$714	$—	$—	$—	$67,358

See accompanying notes to the consolidated financial statements.

FC-GEN ACQUISITION HOLDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006

Cash flows from operating activities:
Net (loss) income	$(172,539)	$(35,601)	$(7,988)	$13,197
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Merger related expenses	—	—	57,567	2,789
Non-cash interest expenses	46,115	48,216	946	460
Non-cash compensation expenses	—	—	8,086	2,836
Other non-cash (gains) and charges	(252)	—	312	766
Depreciation and amortization	83,232	37,586	39,237	17,181
Provision for losses on accounts receivable and notes receivable	20,862	8,552	9,225	5,074
Equity in net income of unconsolidated affiliates and minority interests	2,069	135	552	253
Provision for deferred taxes	(39,052)	(20,566)	13,317	(227)
Excess tax benefits from share-based payment arrangements	—	—	(477)	(108)
Amortization of deferred rents	7,951	4,385	1,441	407
Gain on sale of discontinued operations	(1,374)	—	—	—
Goodwill impairment	125,951	—	—	—
Long-lived asset impairment	10,787	—	—	—
Changes in assets and liabilities:
Accounts receivable	(57,092)	(7,033)	(16,410)	(21,479)
Accounts payable and other accrued expenses and other	55,097	(19,246)	2,791	21,339
Total adjustments	254,294	52,029	116,587	29,291
Net cash provided by operating activities	81,755	16,428	108,599	42,488
Cash flows from investing activities:
Capital expenditures	(47,780)	(51,260)	(56,888)	(27,095)
Purchases of restricted cash and marketable securities	(1,008,306)	(23,152)	(23,596)	(4,500)
Proceeds on maturity or sale of restricted cash and marketable securities	984,428	33,233	27,846	13,301
Net change in restricted cash and equivalents	25,348	(12,282)	(9,089)	(7,109)
Purchases of eldercare centers and lease amendments	—	—	(22,138)	(49,619)
Proceeds from sale of eldercare assets	18,576	11,509	—	—
Purchase of GHC common stock, net of cash acquired	—	(1,388,496)	—	—
Consolidation of partnerships	—	—	—	2,324
Proceeds from notes receivable	7,851	4,054	—	—
Other, net	833	1,029	1,808	(643)
Net cash used in investing activities	(19,050)	(1,425,365)	(82,057)	(73,341)
Cash flows from financing activities:
Borrowings under revolving credit facility	25,000	—	—	33,000
Repayments under revolving credit facility	(25,000)	(6,000)	(33,000)	—
Proceeds from issuance of long-term debt	11,500	1,679,140	—	—
Repayment of long-term debt	(15,076)	(344,529)	(10,808)	(10,510)
Merger financing and other fees	(8,000)	(158,255)	—	(383)
Distributions by consolidated joint ventures	(13,306)	—	—	—
Proceeds from exercise of stock options	—	—	917	88
Capital contributed by parent	8,000	300,000	—	—
Distributions to parent	(26,400)	(8,000)	—	—
Excess tax benefits from share-based payment arrangements	—	—	477	109
Net cash (used in) provided by financing activities	(43,282)	1,462,356	(42,414)	22,304
Net increase (decrease) in cash and equivalents	19,423	53,419	(15,872)	(8,549)
Cash and equivalents:
Beginning of period	53,419	—	66,270	74,819
End of period	$72,842	$53,419	$50,398	$66,270

Supplemental disclosure of cash flow information:
Interest paid	$151,088	$68,258	$15,677	$8,237
Taxes (refunded) paid	(5,716)	(1,612)	3,210	1,816
Non-cash financing activities:
Capital leases	$52,982	$13,822	$40,013	$—
Assumption of long-term debt	—	—	—	4,375

See accompanying notes to the consolidated financial statements.

FC-GEN Acquisition Holding, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(1)	General Information

The Merger

On January 1, 2008, FC-GEN Investment, LLC (the Parent) contributed 100% of the capital stock of FC-GEN Acquisition, Inc. (Acquisition Corp) to a related entity, FC-GEN Acquisition Holding, LLC (the Company). This entity was formed in 2007 to hold the shares of the Company. The Company shall continue indefinitely unless terminated in accordance with its Second Amended and Restated Limited Liability Company Agreement and its members have no individual liability.

On July 13, 2007, Acquisition Corp, through its wholly owned subsidiary GEN Acquisition Corp., (Merger Corp) merged with and into Genesis HealthCare Corporation (GHC or the Predecessor Company), with GHC and its subsidiaries continuing as the surviving corporation and assuming all of the debt obligations of Merger Corp (the Merger). Private equity funds managed by affiliates of Formation Capital, LLC and JER Partners (collectively the “Sponsors”) wholly own the Company’s Parent. Acquisition Corp was incorporated in January 2007 for the purpose of acquiring GHC and did not have any operations prior to July 13, 2007 other than in connection with the Merger. Unless the context otherwise requires, references in this report to the “Company” refers to the operations of GHC prior to the Merger, Acquisition Corp from July 13, 2007 through December 31, 2007 and FC-GEN Acquisition Holding, LLC subsequent to January 1, 2008.

The Merger transaction, including the redemption of previous debt and the payment of related fees and expenses, was financed by equity contributions of $300 million, the issuance of $1.3 billion of aggregate principal amount of a variable rate senior term loan and the issuance of $379 million of aggregate principal amount of a variable rate unsecured senior subordinated mezzanine term loan.

The transaction was treated as a purchase and thus the assets and liabilities were recorded at their respective fair value at July 14, 2007. This resulted in a significant increase to the value of the Company’s property and equipment, identifiable intangible assets, deferred tax liabilities and goodwill.

Description of Business

The Company provides inpatient services through skilled nursing and assisted living centers primarily located in the eastern United States. The Company has 232 owned, leased, managed and jointly owned eldercare centers as of December 31, 2008. Revenues of the Company’s owned, leased and otherwise consolidated centers constitute approximately 88% of its revenues.

The Company provides a range of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy. These services are provided by rehabilitation therapists and assistants employed or contracted at substantially all of the centers operated by the Company, as well as by contract to healthcare facilities operated by others. After the elimination of intercompany revenues, the rehabilitation therapy services business constitutes approximately 10% of the Company’s revenues.

The Company provides an array of other specialty medical services, including respiratory health services, management services, physician services, hospitality services, staffing services and other healthcare related services.

Basis of Presentation

The Merger has been reflected as of July 14, 2007 and the consolidated financial statements reflecting the financial position of the Company at December 31, 2008 and 2007 and the results of operations and cash flows for the year ended December 31, 2008 and for the period from July 14, 2007 to December 31, 2007 (after giving effect to the Merger) are designated as “Successor” financial statements. The consolidated financial statements reflecting the results of operations and cash flows of the Company through the close of business on July 13, 2007 (prior to giving effect to the Merger) are designated “Predecessor” financial statements.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, the consolidated financial statements include all necessary adjustments for a fair presentation of the financial position and results of operations for the periods presented.

Factors Affecting Comparability of Financial Information

The Successor has a December fiscal year end, while the Predecessor had a September fiscal year end. As a result of the change in fiscal year end and as a result of the Merger, the consolidated financial statements for the periods after the Merger are presented on a different cost basis than that for periods before the Merger, and therefore, are not comparable. The Company believes the Merger has affected the consolidated statements of operations of the Successor as compared to the Predecessor primarily in interest expense, accretion expense, lease expense and depreciation and amortization expense. This lack of comparability is due to differing capital structures and the application of purchase accounting resulting in a differing cost basis.

Adjustments and Reclassifications

The Predecessor results for the three months ended December 31, 2006 were favorably affected by a $2.5 million ($1.5 million after-tax) adjustment to self-insurance reserves and the settlement of certain other long-term liabilities. The self-insurance reserves for certain prior periods were increased $1.2 million as a result of a review of the Company’s accounting for workers’ compensation policies. Other long-term liabilities were reduced $3.7 million to recognize the favorable prior year settlement of certain obligations related to Predecessor’s 2000-2001 Chapter 11 Bankruptcy proceedings. The Company believes that the effect of the above adjustments are not material to its consolidated financial position, result of operations or liquidity for any prior period.

During the year ended December 31, 2008, the Company identified one facility as a discontinued operation and reclassified its results from operations to discontinued operations in all periods presented.

Certain prior year amounts have been reclassified to conform with current period presentation, the effect of which was not material.

Principles of Consolidation and Variable Interest Entities

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, its consolidated variable interest entities (VIEs) and certain other partnerships. All significant intercompany accounts and transactions have been eliminated in consolidation for all periods presented.

The Company’s investments in VIEs in which it is the primary beneficiary are consolidated, while the investment in other VIEs in which it is not the primary beneficiary are accounted for under other accounting principles. Investments in and the operating results of 20% to 50% owned companies, which are not VIEs, are included in the consolidated financial statements using the equity method of accounting.

Consolidated VIEs and Other Consolidated Partnerships

At December 31, 2008 and 2007, the Company consolidated five VIEs. The total assets of the VIEs principally consist of property and equipment that serves as collateral for the VIEs’ non-recourse debt and is not available to satisfy any of the Company’s other obligations. Creditors of the VIEs, including senior lenders, have no recourse against the general credit of the Company. The consolidated VIEs at December 31, 2008 own and operate skilled nursing and assisted living facilities. The Company’s ownership interests in the consolidated VIEs range from 25% to 50% and the Company manages the day-to-day operations of the consolidated VIEs under management agreements. The Company’s involvement with the VIEs began in years prior to 2000.

The Company consolidates two partnerships as it is the general partner in those entities and may exercise considerable control over the businesses without substantive kick out rights afforded to the limited partners. One of the partnerships is a jointly owned and managed skilled nursing facility. The second partnership owns the real estate of a skilled nursing facility leased to the Company. The total assets of these consolidated partnerships consist of property and equipment that serves as collateral for the partnerships’ non-recourse debt and is not available to satisfy any of the Company’s other obligations. Creditors of these consolidated partnerships, including senior lenders, have no recourse against the general credit of the Company.

At December 31, 2008, total assets and non-recourse debt of the consolidated VIEs and other consolidated partnerships were $37.7 million and $28.3 million, respectively. At December 31, 2007, total assets and non-recourse debt of these consolidated partnerships were $57.9 million and $43.3 million, respectively.

VIEs Not Consolidated

Separate from the five VIEs previously described, at December 31, 2008 and 2007, the Company is not the primary beneficiary of several additional VIEs and, therefore, those VIEs are not consolidated into its financial statements. The unconsolidated VIEs own and operate skilled nursing and assisted living facilities. The Company manages the day-to-day operations of these unconsolidated VIEs under management agreements.

The Company’s involvement with one such unconsolidated VIE began in 1990. At December 31, 2008, the Company’s maximum exposure to loss associated with this unconsolidated VIE approximates the aggregate carrying value of its equity method investment of $0.5 million. At December 31, 2008, total assets and debt of this unconsolidated VIE are $15.4 million and $12.8 million, respectively. At December 31, 2007, total assets and debt of this unconsolidated VIE are $15.7 million and $13.0 million, respectively. The Company’s ownership interests in this unconsolidated VIE is 33.3%.

During 2008, the Company entered into management agreements with 14 facilities it determined to be VIEs, however, it also determined that it is not the primary beneficiary of those VIEs. See note 13 – “Related Party Transactions.” Total assets and total debt of those 14 VIEs are currently pending the conclusion of their purchase accounting. The Company has not made an equity investment in these VIEs and, therefore, does not have equity at risk.

(2)	Summary of Significant Accounting Policies

The following accounting policies apply to both the Predecessor and Successor unless otherwise specified.

Net Revenues and Accounts Receivable

The Company receives payments through reimbursement from Medicaid and Medicare programs and directly from individual residents (private pay), third-party insurers and long-term care facilities.

Inpatient services record revenue and the related receivables in the accounting records at the Company’s established billing rates in the period the related services are rendered. The provision for contractual adjustments, which represents the differences between the established billing rates and predetermined reimbursement rates, is deducted from gross revenue to determine net revenue. Retroactive adjustments that are likely to result from future examinations by third party payors are accrued on an estimated basis in the period the related services are rendered and adjusted as necessary in future periods based upon new information or final settlements.

Rehabilitation therapy services and other ancillary services record revenue and the related receivables at the time services or products are provided or delivered to the customer. Upon delivery of products or services, the Company has no additional performance obligation to the customer.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and provisions for contractual adjustments; the valuation of derivatives, deferred tax assets, fixed assets, goodwill, intangible assets, investments and notes receivable; and reserves for employee benefit obligations, income tax uncertainties and other contingencies. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Cash and Equivalents

Short-term investments that have a maturity of ninety days or less at acquisition are considered cash equivalents. Investments in cash equivalents are carried at cost, which approximates fair value.

Restricted Cash and Investments in Marketable Securities

Restricted cash includes cash and money market funds principally held by the Company’s wholly owned captive insurance subsidiary, which is substantially restricted to securing the outstanding claims losses. The restricted cash and investments in marketable securities balances at December 31, 2008 and 2007 were $101.4 million and $106.0 million, respectively.

Restricted investments in marketable securities, comprised of fixed interest rate securities, are considered to be available-for-sale and accordingly are reported at fair value with unrealized gains and losses, net of related tax effects, included within accumulated other comprehensive income (loss), a separate component of members’/shareholders’ equity. Fair values for fixed interest rate securities are based on quoted market prices. Premiums and discounts on fixed interest rate securities are amortized or accreted over the life of the related security as an adjustment to yield.

A decline in the market value of any security below cost that is deemed other-than-temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Realized gains and losses for securities classified as available for sale are derived using the specific identification method for determining the cost of securities sold.

Allowance for Doubtful Accounts

The Company utilizes the “aging method” to evaluate the adequacy of its allowance for doubtful accounts. This method is based upon applying estimated standard allowance requirement percentages to each accounts receivable aging category for each type of payor. The Company has developed estimated standard allowance requirement percentages by utilizing historical collection trends and its understanding of the nature and collectibility of receivables in the various aging categories and the various segments of the Company’s business. The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics. The allowance for doubtful accounts also considers accounts specifically identified as uncollectible. Accounts receivable that Company management specifically estimates to be uncollectible, based upon the age of the receivables, the results of collection efforts, or other circumstances, are reserved for in the allowance for doubtful accounts until they are written-off.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets principally consist of expenses paid in advance of the provision of services, inventories of nursing center food and supplies, non-trade receivables and $13.8 million and $24.9 million of escrowed funds held by third parties at December 31, 2008 and 2007, respectively, in accordance with loan and other contractual agreements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 20-35 years for building improvements, land improvements and buildings, and 3-15 years for equipment, furniture and fixtures and information systems. Depreciation expense on leasehold improvements and assets held under capital leases is calculated using the straight-line method over the lesser of the lease term or the estimated useful life of the asset. Expenditures for maintenance and repairs necessary to maintain property and equipment in efficient operating condition are charged to operations as incurred. Costs of additions and betterments are capitalized. Interest costs associated with major construction projects are capitalized in the period in which they are incurred.

Total depreciation expense from continuing operations for the Successor periods for the year ended December 31, 2008, from July 14, 2007 through December 31, 2007, and the Predecessor periods from January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 was $82.0 million, $36.9 million, $38.8 million and $16.9 million, respectively.

Allowance for Notes Receivable

The Company classifies its notes receivable balances, net of allowances, in other long-term assets in its consolidated balance sheets. These long-term receivables represent the net realizable value of the Company’s loans receivable resulting principally from the conversion of trade accounts receivable and consideration received for certain enterprise sales transactions. The notes include varying payment terms, rates of interest and maturity dates based upon circumstances specific to each agreement. At least annually, the Company reviews the collectibility of its notes receivable on an individual basis to determine possible impairments and/or non-accrual status for interest terms. Impairments or write-downs to net realizable value are recorded in the consolidated statements of operations as a component of the provision for losses on accounts receivable and notes receivable. Subsequent recoveries of reserved notes receivable are recorded as a reduction to the provision for losses on accounts receivable and notes receivable in the period of such recovery.

Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. Long-lived impairment charges of $10.8 million were recorded in the year ended December 31, 2008 in connection with the impairment tests. See note 18 – “Asset Impairment Charges.”

The Company performs an impairment test for goodwill with an indefinite useful life at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. The Company performs its annual impairment test as of September 30, of each year. As a result of escalating unfavorable market conditions during the fourth quarter of 2008, the Company performed an interim update of an annual impairment test. Goodwill impairment charges of $126.0 million were recorded in the year ended December 31, 2008 in connection with the impairment tests. See note 18 – “Asset Impairment Charges.”

Self-Insurance Risks

The Company provides for self-insurance risks for both general and professional liability and workers’ compensation claims based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on the Company’s estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including the Company’s own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information is used in estimating the expected amount of claims. The Company also considers amounts that may be recovered from excess insurance carriers in estimating the ultimate net liability for such risks.

Income Taxes

Deferred income taxes arise from the recognition of the tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. The Company also recognizes as deferred tax assets the future tax benefits from net operating loss (NOL) carryforwards. A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) includes changes to members’/shareholders’ equity during a period, except those resulting from investments by and distributions to members/shareholders. The components of comprehensive income (loss) are shown in the consolidated statements of members’/shareholders’ equity.

Leases

Lease arrangements are capitalized when such leases convey substantially all the risks and benefits incidental to ownership. Capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features. Amortization related to capital leases is included in the consolidated statements of operations within depreciation and amortization expense.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as lease expense on a straight-line basis over the applicable lease terms and any periods during which the Company has use of the property but is not charged rent by a landlord. Lease terms, in most cases, provide for rent escalations and renewal options.

Favorable and unfavorable lease amounts are recorded as components of other identifiable intangible assets and other long-term liabilities, respectively, when the Company purchases businesses that have lease agreements. Favorable and unfavorable leases are amortized to lease expense on a straight-line basis over the remaining term of the leases. Upon early termination of a lease, due to non-renewal, the favorable or unfavorable lease contract balance associated with the lease contract is recognized as a loss or gain in the consolidated statement of operations.

Reimbursement of Managed Property Labor Costs

The Company manages the operations of 52 independently and jointly owned eldercare centers, including consolidated VIEs, and five transitional care units as of December 31, 2008. Under most of these arrangements, the Company employs the operational staff of the managed center for ease of benefit administration and bills the related wage and benefit costs on a dollar-for-dollar basis to the owner of the managed property. In this capacity, the Company operates as an agent on behalf of the managed property owner and is not the primary obligor in the context of a traditional employee/employer relationship. Historically, the Company has treated these transactions on a “net basis,” thereby not reflecting the billed labor and benefit costs as a component of its net revenue or expenses. For the Successor periods for the year ended December 31, 2008 and from July 14, 2007 through December 31, 2007, and the Predecessor periods from January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006, the Company billed its managed clients $112.9 million, $51.9 million, $60.0 million and $28.5 million, respectively, for such labor related costs.

Stock-Based Benefit Plans

The Company recognizes compensation costs related to stock-based benefit plans in the consolidated financial statements. The cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). The Successor Company does not have any stock-based benefit plans.

Derivative Financial Instruments

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair value adjustments will affect either members’/shareholders’ equity or net income, depending on whether the derivative instrument is designated as or qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The Company uses interest rate swap and interest rate cap agreements for the specific purpose of hedging the exposure to variability in market rates of interest.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period when the asset is placed in service. The fair value of the liability is estimated using discounted cash flows. In subsequent periods, the retirement obligation is accreted to its future value or the estimate of the obligation at the asset retirement date. The accretion charge is reflected separately on the consolidated statement of operations. A corresponding retirement asset equal to the fair value of the retirement obligation is also recorded as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life.

Other Income

In the year ended December 31, 2008, the Company recognized a $4.5 million settlement of notes receivable.

The Predecessor realized a $3.0 million gain on the sale of a cost method investment in the period from January 1, 2007 through July 13, 2007.

Recently Adopted Accounting Pronouncements

Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, (SFAS No. 157) which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over company-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the observable inputs to the valuation of an asset or liability at the measurement date. The standard also requires that a company consider its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. The impact of the adoption of SFAS No. 157 to the measurement of the Company’s derivative financial instrument in the first quarter of 2008 was to decrease interest expense and the liability by $3.7 million.

In February 2008, the Financial Accounting Standard Board (FASB) approved FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has decided to defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In October 2008, the FASB approved FSP No. FAS 157-3, Determining the Fair value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No.

157 on how to fair value assets in an inactive market. The FSP was effective immediately.

On January 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements, as it chose not to measure financial instruments at fair value not already required.

Recently Issued Accounting Pronouncements

Equity Method Investment Considerations

In November 2008, the FASB ratified the consensus reached on EITF Issue No. 08-6, Accounting for Equity Method Investment Considerations (EITF No. 08-6). EITF No. 08-6 addresses questions about the potential effect of SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS No. 160) on equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee’s indefinite-lived intangible assets for impairment. The effective date of EITF No. 08-6 coincides with that of SFAS No. 141(R) and SFAS No. 160 and is to be applied on a prospective basis beginning on January 1, 2009. Early adoption is not permitted for entities that previously adopted an alternate accounting policy. The Company is currently evaluating the impact that EITF No. 08-6 may have on its consolidated financial statements.

Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS 142-3). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years beginning after December 15, 2008, which for the Company will be the fiscal year beginning on January 1, 2009. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. The Company is currently evaluating the impact that FSP No. FAS 142-3 may have on its consolidated financial statements.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires companies to provide qualitative disclosures about their objectives and strategies for using derivative instruments, quantitative disclosures of the fair values and gains and losses of these derivative instruments in a tabular format, as well as more information about liquidity by requiring disclosure of a derivative contract’s credit-risk-related contingent features. SFAS No. 161 also requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company is currently evaluating the disclosure requirements of SFAS No. 161. The adoption of this disclosure-only standard will not have an impact on the Company’s consolidated financial results. SFAS No. 161 becomes effective for fiscal years beginning after November 15, 2008, which for the Company will be the fiscal year beginning on January 1, 2009.

Income Tax Uncertainties

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.

In December 2008, the FASB issued FSP No. 48-3, Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises. This FSP further defers the effective date of FIN 48 for certain non-public enterprises to the annual financial statements beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 in accordance with FSP No. 48-3. The Company continues to account for uncertain tax positions for financial statements to which this deferral applies pursuant to principles similar to those under Financial Accounting Standard (FAS) No. 5. The Company is currently evaluating the impact that FIN 48 may have on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will replace SFAS No. 141, Business Combinations, but retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date. Costs incurred by the acquirer to effect the acquisition are not allocated to the assets acquired or liabilities assumed, but are recognized separately. SFAS No. 141R is effective prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160. SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. SFAS No. 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and to disclose, on the face of the consolidated statement of income, the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, which for the Company will be the fiscal year beginning on January 1, 2009. The Company is currently evaluating the impact that SFAS No. 160 may have on its consolidated financial statements.

(3)	Significant Transactions and Events

Successor

Lease Transactions

On September 30, 2008, the term of a long-term lease of seven facilities expired. Effective October 1, 2008, the Company entered into an amended lease of the seven facilities. The amended lease has a 10-year term and annual cash basis rent of $7.0 million, compared to approximately $5.3 million of annual cash basis rent in the last year of the previous lease. The amended lease includes a $66.5 million fixed price purchase option on all seven facilities exercisable in 2014. The transaction was recorded as a capital lease resulting in $77.1 million of capital lease obligation, or approximately $47.4 million of capital lease obligation in excess of the obligation recorded under the previous lease.

Effective July 1, 2008, the Company entered into a lease of a facility with annual revenues of approximately $11.5 million. The facility was previously managed by the Company under a management agreement that earned annual management fee revenue of $0.6 million. The lease has an initial term of seven years with two five-year renewal options. The lease was recorded as a capital lease resulting in $5.6 million of capital lease obligation. This new lease was incorporated into an existing master lease involving seven individual operating leases and one capital lease between the Company and a real estate investment trust.

Amendments to Debt Agreements

On March 27, 2008, the senior secured credit agreement and the mezzanine term loan agreement were amended (Amendments No. 1). Amendments No. 1 provide that if a predefined restructuring transaction does not occur on or before December 31, 2008, the senior secured credit facility lenders will receive an $8.0 million contingent interest payment and the interest rate on the mezzanine term loan will be adjusted upwards and deferred with the outstanding balance of the mezzanine term loan. Also, the maximum available borrowing under the delayed draw term loan was reduced from $100.0 million to $37.5 million and the revolving credit facility was reduced from $100.0 million to $50.0 million.

On December 11, 2008, the senior secured credit agreement and the mezzanine term loan agreement were amended (Amendments No. 2). Amendments No. 2 acknowledged that the previously described restructuring transaction would not occur on or before December 31, 2008, and the Company was released from any obligation to pursue the restructuring transaction. The upward adjustment to the interest rate on the mezzanine term loan was not levied against the Company; however, the $8.0 million contingent interest payment was paid to the senior lender in December 2008 and recognized as interest expense in the year ended December 31, 2008.

The Merger

The Merger was completed as of the close of business on July 13, 2007 and was financed with equity contributions of $300 million and the issuance of $1,679.1 million of debt.

The Merger sources and uses of funds are summarized below (in thousands):

Sources

Senior term loan	$1,300,000
Mezzanine term loan	379,140
Equity contributions	300,000
Total Sources	$1,979,140

Uses

Purchase of predecessor company common stock and equivalents	$1,438,894
Repayment of predecessor company debt and accrued interest	347,189
Fees and expenses	158,255
Cash held for operating activities	34,802
Total Uses	$1,979,140

The net assets acquired of $1,944.3 million is net of $34.8 million of cash in excess of the financing sources of $1,979.1 million. The total purchase price of the transaction was allocated to the Company’s net tangible and identifiable intangible assets based upon the estimated fair values at July 14, 2007. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The allocation of the purchase price to property and equipment, identifiable intangible assets and deferred income taxes was based upon valuation data and estimates. The purchase price allocation made in the accompanying consolidated financial statements is complete as of December 31, 2008.

The following table summarizes the allocation of the purchase price as of July 14, 2007:

(in thousands)
Net current assets	$216,687
Property and equipment	1,768,837
Other assets	199,829
Identifiable intangible assets	118,939
Goodwill	265,678
Debt assumed	(124,626)
Non-current liabilities	(142,207)
Deferred income tax liabilities	(358,799)
Net assets acquired	$1,944,338

The goodwill recognized from the transaction is a result of the expected (i) cost savings from the elimination of stock-based benefits and compliance costs associated with being a publicly held company, (ii) implementation of certain organizational and legal structure modifications that better protect assets from liability risks, (iii) the Company’s cash flows supported by high occupancy and quality mix, and (iv) the growth opportunity the investors anticipate in the Company’s core businesses.

Transaction consideration on the consolidated statement of cash flows of $1,388.5 million excludes cash and equivalents acquired of $50.4 million. Included in the transaction consideration are pre-payment penalties and conversion premiums of $83.0 million related to debt obligations of the Predecessor Company that were redeemed in connection with the transaction.

During the period from January 1, 2007 through July 13, 2007, the Predecessor recorded costs of approximately $57.6 million related to the transaction. These costs, which are included in Merger related costs in the consolidated statements of operations, consist of approximately $26.0 million of accounting, investment banking, legal and other costs associated with the transaction, a compensation charge of approximately $22.3 million related to the accelerated vesting of employee stock options and restricted stock, an $8.3 million charge related to the write-off of unamortized deferred financing fees related to the Predecessor debt and a charge of approximately $1.0 million for transaction related payments to certain executives.

During the three months ended December 31, 2006, Predecessor incurred legal fees, investment banking advisory fees, special committee board fees and other related costs of $2.8 million in connection with the proposed transaction with the Successor and other companies. These costs are included in Merger related costs in the consolidated statements of operations.

Predecessor

Lease and Purchase Option Agreements

In January 2007, the Predecessor completed a transaction involving a lease and purchase option agreement for 11 facilities in Maine. The transaction was effective January 1, 2007. Under the agreement, the Predecessor leased 11 nursing and residential care facilities for 25 years with an annual lease payment of approximately $5 million. Additionally, the Predecessor paid approximately $16.5 million in cash in exchange for tangible operating assets and entered into a $53 million fixed price purchase option exercisable in 2026. The transaction was recorded as a capital lease resulting in $40.0 million of capital lease obligations and added $56.4 million of property and equipment.

Acquisitions of ElderCare Centers

Effective May 1, 2007, the Predecessor purchased a skilled nursing facility in Pennsylvania. The purchase price of $3.1 million was financed with cash.

Effective December 1, 2006, the Predecessor completed a purchase of two skilled nursing facilities and four assisted living facilities in West Virginia for a net purchase price of $41.2 million. The purchase was financed with $33.0 million of debt from the revolving credit facility, which was subsequently repaid, and $8.2 million of cash.

Effective November 1, 2006, the Predecessor purchased a skilled nursing facility in Maryland. The purchase price of $8.0 million was financed with $6.0 million of debt from the revolving credit facility and $2.0 million of cash.

The results of operations of these acquisitions were included from the acquisition date.

(4)	Certain Significant Risks and Uncertainties

Revenue Sources

The Company receives revenues from Medicare, Medicaid, private insurance, self-pay residents, other third-party payors and long-term care facilities that utilize its rehabilitation therapy and other services. The Company’s inpatient services derives approximately 79% of its revenue from the Medicare and various state Medicaid programs.

The sources and amounts of the Company’s revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of its eldercare centers, the mix of patients and the rates of reimbursement among payors. Likewise, payment for ancillary medical services, including services provided by the Company’s rehabilitation therapy services business, vary based upon the type of payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among Medicare, Medicaid and private pay can significantly affect the Company’s profitability.

It is not possible to quantify fully the effect of legislative changes, the interpretation or administration of such legislation or other governmental initiatives on the Company’s business and the business of the customers served by the Company’s rehabilitation therapy business. Accordingly, there can be no assurance that the impact of any future healthcare legislation or regulation will not adversely affect the Company’s business. There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels similar to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Company’s financial condition and results of operations will be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving material allegations of potential wrongdoing. While no such regulatory inquiries have been made, noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs.

(5)	Restricted Cash and Investments in Marketable Securities

The current portion of restricted cash and investments in marketable securities principally represents an estimate of the level of outstanding self-insured losses the Company expects to pay in the succeeding year through its wholly owned captive insurance company. The current portion of restricted cash and investments in marketable securities also contains investments of $5.5 million held to settle outstanding debt that the Company will retire in full by October 2009. Restricted cash includes proceeds from the sale of two of the Company’s consolidated facilities totaling $3.2 million. The cash is restricted by the senior secured credit agreement and must be used either (i) to reinvest in assets of like-kind within 180 days of the date of transfer, (ii) to pay down the senior secured term loan, or (iii) to pay for certain permitted capital projects; provided that the aggregate value does not exceed $10.0 million over the term of the senior secured credit agreement and such transfers shall be made for cash in an amount not less than fair market value of the facility so transferred. The Company expects to use the restricted cash to pay for certain permitted capital projects.

Restricted cash and equivalents and investments in marketable securities at December 31, 2008 consist of the following (in thousands):

			Unrealized losses

	Amortized cost	Unrealized gains	Less than 12 months	Greater than 12 months	Fair value
Restricted cash and equivalents:
Cash	$3,808	$—	$—	$—	$3,808
Money market funds	6,674	—	—	—	6,674

Restricted investments in marketable securities:
Mortgage backed securities	20,157	517	—	(20)	20,654
Corporate bonds	23,449	226	(172)	(35)	23,468
Government bonds	45,698	1,139	—	—	46,837
	$99,786	$1,882	$(172)	$(55)	101,441
Less: Current portion of restricted investments					(36,584)
Long-term restricted investments					$64,857

Restricted cash and equivalents and investments in marketable securities at December 31, 2007 consist of the following (in thousands):

			Unrealized losses

	Amortized cost	Unrealized gains	Less than 12 months	Greater than 12 months	Fair value
Restricted cash and equivalents:
Cash	$33,248	$—	$—	$—	$33,248
Money market funds	3,831	—	—	—	3,831

Restricted investments in marketable securities:
Mortgage backed securities	19,127	360	—	—	19,487
Corporate bonds	15,446	943	(12)	—	16,377
Government bonds	33,245	247	(35)	(405)	33,052
	$104,897	$1,550	$(47)	$(405)	105,995
Less: Current portion of restricted investments					(23,538)
Long-term restricted investments					$82,457

Maturities of restricted investments yielded proceeds of $940.9 million, $23.0 million, $12.0 million and $6.0 million for the Successor periods for the year ended December 31, 2008, from July 14, 2007 through December 31, 2007, and the Predecessor periods from January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006, respectively.

Sales of investments yielded proceeds of $41.5 million, $10.2 million, $15.8 million and $7.3 million for the Successor periods for the year ended December 31, 2008, from July 14, 2007 through December 31, 2007, and the Predecessor periods from January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006, respectively. Associated gross realized gains and losses for the year ended December 31, 2008 were $0.3 million and ($4.0), respectively. Associated gross realized gains and losses for the other presented periods were not significant.

During the Successor period for the year ended December 31, 2008, the Company determined that the decline in the estimated value of four corporate bonds, with an aggregate carrying value of $8.2 million prior to the impairment, were other-than-temporarily impaired. The Company recognized a non-cash, pre-tax impairment charge in investment income of $3.9 million in the year ended December 31, 2008 period.

During the Successor period from July 14, 2007 through December 31, 2007, the Company determined that the decline in the estimated value of a corporate bond, with an aggregate carrying value of $2.0 million prior to the impairment, was other-than-temporarily impaired. The Company recognized a non-cash, pre-tax impairment charge in investment income of $0.4 million in the July 14, 2007 through December 31, 2007 period.

The majority of the Company’s investments are investment grade government and corporate debt securities that have maturities of five years or less, and the Company has both the ability and intent to hold the investments until maturity.

Restricted investments in marketable securities held at December 31, 2008 mature as follows (in thousands):

	Amortized cost	Fair value
Due in one year or less	$52,306	$52,252
Due after 1 year through 5 years	31,466	32,954
Due after 5 years through 10 years	4,405	4,626
Due after 10 years	1,127	1,127
	$89,304	$90,959

Actual maturities may differ from stated maturities because borrowers have the right to call or prepay certain obligations with or without prepayment penalties.

The Company has issued letters of credit totaling $65.2 million at December 31, 2008 to its third party administrators and the Company’s excess insurance carriers. Restricted cash of $0.5 million and restricted investments with an amortized cost of $87.6 million and a market value of $89.3 million are pledged as security for these letters of credit as of December 31, 2008.

(6)	Property and Equipment

Property and equipment at December 31, 2008 and 2007 consist of the following (in thousands):

	2008	2007

Land and improvements	$234,522	$245,005
Buildings and improvements	1,495,075	1,417,435
Equipment, furniture and fixtures	152,735	136,339
Construction in progress	7,489	5,568
Gross property and equipment	1,889,821	1,804,347
Less: accumulated depreciation	(115,114)	(36,892)
Net property and equipment	$1,774,707	$1,767,455

Assets held under capital leases, which are principally carried in building and improvements above, were $219.7 million and $151.8 million at December 31, 2008 and 2007, respectively. Accumulated depreciation on assets held under capital leases was $8.8 million and $2.9 million at December 31, 2008 and 2007, respectively.

Asset impairment charges of $6.8 million were recognized in the year ended December 31, 2008 associated with the write-down of three underperforming properties. See note 18 — “Asset Impairment Charges.”

(7)	Other Long-Term Assets

Other long-term assets at December 31, 2008 and 2007 consist of the following (in thousands):

	2008	2007

Notes receivable	$3,107	$6,604
Insurance claims recoverable	15,747	8,692
Deferred financing fees, net	17,129	31,228
Deposits and funds held in escrow	28,743	21,882
Investments in unconsolidated affiliates	10,738	10,856
Cost report receivables	4,415	6,321
Other, net	365	406
Other long-term assets	$80,244	$85,989

Deferred financing fees are recorded net of accumulated amortization of $30.1 million and $9.1 million at December 31, 2008 and 2007, respectively.

(8)	Goodwill and Identifiable Intangible Assets

The changes in the carrying value of goodwill are as follows (in thousands):

	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007

Balance at beginning of period	$265,678	$—
GHC Merger	—	265,678
Adjustment to GHC Merger allocation	(20,637)	—
Goodwill impairment	(125,951)	—
Balance at end of period	$119,090	$265,678

The adjustment to GHC Merger allocation represents the fair value true up of certain property and equipment sold shortly after the date of acquisition and an adjustment of certain state net operating loss valuation allowances.

Identifiable intangible assets consist of the following (in thousands):

	2008	Weighted Average Life (Years)
Customer relationship assets, net of accumulated amortization of $1,873	$17,985	16
Favorable leases, net of accumulated amortization of $10,024	69,714	17
Indentifiable intangible assets, net	$87,699

	2007	Weighted Average Life (Years)
Customer relationship assets, net of accumulated amortization of $595	$19,263	16
Favorable leases, net of accumulated amortization of $4,077	95,004	15
Indentifiable intangible assets, net	$114,267

Acquisition-related identified intangible assets consist of customer relationship assets and favorable lease contracts. Customer relationship assets are being amortized on a straight-line basis over the expected period of benefit. Favorable lease contracts are amortized on a straight-line basis over the lease terms.

Amortization expense related to identifiable intangible assets in the Successor periods for the year ended December 31, 2008 and from July 14, 2007 through December 31, 2007, the Predecessor periods of January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 was $8.5 million, $4.7 million, $0.7 million and $0.3 million, respectively.

In 2008, there were several adjustments made to favorable lease contracts:

—

Three favorable operating leases were amended and determined to be capital leases under the revised terms. A balance of $10.7 million in favorable leases was reclassified to the capital lease building asset;

—	An asset impairment of $4.0 million was recorded for one underperforming favorable lease; and

—	$3.3 million of Predecessor favorable leases were recorded as an adjustment to GHC Merger allocation.

Based upon amounts recorded at December 31, 2008, total estimated amortization expense of identifiable intangible assets for years 2009 through 2012 is $7.7 million and will be $7.3 million in 2013.

(9)	Long-Term Debt

Long-term debt at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007

Senior secured term loan	$1,298,084	$1,300,000
Delayed draw term loan	11,500	—
Mezzanine term loan	375,000	375,000
Mortgages and other secured debt (recourse)	5,266	7,345
Capital lease obligations	135,423	84,431
Mortgages and other secured debt (non recourse)	27,696	42,790
Unamortized debt premium on mortgages and other secured debt	578	592

	1,853,547	1,810,158
Less:
Current installments of long-term debt	(12,384)	(10,664)

Long-term debt	$1,841,163	$1,799,494

In connection with the completion of the Merger on July 13, 2007, the Company entered into a senior secured credit facility and a mezzanine term loan. The senior credit facility and the mezzanine term loan required the Company to enter into certain interest rate hedge agreements to mitigate the risk of rising variable rates of interest.

Senior Secured Credit Facility

The senior secured credit facility consists of the following subfacilities, as amended: (i) a $1.3 billion senior secured term loan, (ii) a $37.5 million delayed draw term loan and (iii) a $50 million revolving credit facility. The Company pays interest monthly on the outstanding loans under the senior secured credit facility.

Borrowings bear interest at a rate equal to, at the Company’s option, either a base rate or at the one-month London Interbank Offered Rate (LIBOR) plus a margin. The base rate is determined by reference to the higher of (i) a lender-defined prime rate plus 1.0%, and (ii) the federal funds rate plus 1.5%. The applicable margin with respect to LIBOR borrowings is 2%. LIBOR borrowings under the senior secured credit facility bore interest of approximately 2.4% at December 31, 2008.

Principal amounts outstanding under each of the three subfacilities are due and payable in full at maturity, July 13, 2009. The Company can extend the maturity of the senior secured term loan and the delayed term loan pursuant to three one-year extension options, subject to the ongoing compliance with certain financial covenants. The Company has the intent and ability to extend the maturity of the senior secured term loan and the delayed draw term loan through at least July 13, 2010. The $50 million revolving credit facility will not be available after July 13, 2009. The Company believes its working capital needs will be adequately satisfied by operating cash.

The senior secured term loan and the delay draw term loan could not be voluntarily prepaid prior to July 13, 2008 unless certain events had occurred, and can only be prepaid in full between July 14, 2008 and July 13, 2009. Any prepayment that occurs on or before July 13, 2009 is subject to a prepayment penalty. The senior secured term loan can be prepaid in full or in part without penalty if the maturity is extended beyond July 13, 2009. The senior secured term loan and the delayed draw term loan are subject to partial mandatory prepayment under certain circumstances, including the Company’s receipt of insurance proceeds received following damage to properties or the receipt of proceeds upon the sale of real property. In these circumstances, the proceeds received must be used to prepay the senior secured term loan and/or the delayed draw term loan.

The senior secured credit agreement requires funds be placed in escrow for property tax and property insurance obligations. In addition, the senior secured credit agreement requires that cash be placed in escrow on a monthly basis (approximately $7.5 million annually) to fund routine maintenance and the replacement of property and equipment. The lender releases funds from this escrow when the Company presents evidence that operating funds have been expended for such routine maintenance and replacement activities. At December 31, 2008, $1.3 million is held in escrow for routine maintenance, which is included in prepaid expenses and other current assets.

All obligations under the senior secured credit facility are secured by a security interest in substantially all of the assets of the Company.

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur additional indebtedness; provide guarantees; create liens on assets; engage in mergers, acquisitions or consolidations; sell assets; make distributions; make investments, loans or advances; repay indebtedness, except as scheduled or at maturity; engage in certain transactions with affiliates; amend material agreements governing the Company’s outstanding indebtedness; and fundamentally change the Company’s business. The senior secured credit facility agreement requires the Company to meet defined financial covenants, including a maximum consolidated leverage ratio, a minimum consolidated fixed charge coverage ratio, a minimum consolidated project yield and certain customary affirmative covenants, such as financial and other reporting, and certain events of default. At December 31, 2008, the Company was in compliance with all of these covenants.

Senior secured term loan. The senior secured term loan of $1.3 billion was fully drawn on July 13, 2007 to fund the Merger. For the year ended December 31, 2008, the Company prepaid $1.9 million of the senior secured term loan from proceeds upon the sale of real property.

Delayed draw term loan. The $37.5 million delayed draw term loan, as amended, was established to provide the Company a source of financing to make certain qualifying capital improvements or acquisitions. Amounts repaid under the delayed draw term loan may not be reborrowed. As of December 31, 2008, the Company had $11.5 million of outstanding borrowings and $26.0 million available to borrow. The ability to draw funds under the delayed draw term loan expires July 13, 2009.

Revolving credit facility. The $50 million revolving credit facility, as amended, was established to provide the Company a source of financing to fund general working capital requirements. Borrowings under the revolving credit facility may be in the form of revolving loans or swing line loans. Aggregate outstanding swing line loans have a sub-limit of $10 million. The revolving credit facility also provides a sub-limit of $35 million for letters of credit. Borrowing levels under the revolving credit facility are limited to a borrowing base that is computed based upon the level of Company eligible accounts receivable, as defined. In addition to paying interest on the outstanding principal borrowed under the revolving credit facility, the Company is required to pay a commitment fee to the lenders for any unutilized commitments. The commitment fee rate is 0.375% per annum. As of December 31, 2008, the Company had no outstanding borrowings under the revolving credit facility and had $16.2 million of undrawn letters of credit and other encumbrances, leaving the Company with $33.8 million of borrowing capacity under the revolving credit facility. The revolving credit facility expires on July 13, 2009.

Mezzanine Term Loan

The mezzanine term loan of $375.0 million was outstanding at December 31, 2008. Borrowings bear interest at a rate equal to LIBOR plus 7.5%. Borrowings under the mezzanine term loan bore interest at approximately 7.9% at December 31, 2008. A principal amount of $4.1 million was repaid within the first year of the borrowing with the remaining principal amount outstanding due and payable in full at maturity, July 13, 2012.

The mezzanine term loan agreement contains both voluntary and mandatory prepayment restrictions subject to prepayment penalties set forth in the agreement. The Company must maintain a debt service reserve held by the lender without interest equal to $4.1 million. The balance is included in prepaid expenses and other current assets.

All obligations under the mezzanine term loan are secured by a security interest in substantially all of the assets of the Company, subject to subordination to the senior secured credit facility.

The mezzanine term loan contains covenants similar to, and no more restrictive than, those required under the senior secured credit agreement. At December 31, 2008, the Company was in compliance with all of these covenants.

Other Debt

Mortgages and other secured debt (recourse). At December 31, 2008 and 2007, the Company had $5.3 million and $7.3 million, respectively, of other secured debt consisting principally of revenue bonds and secured bank loans, including loans insured by the Department of Housing and Urban Development. These loans are secured by the underlying real and personal property of individual facilities and have fixed or variable rates of interest ranging from 8.3% to 8.9% at December 31, 2008.

Capital lease obligations. The capital lease obligations represent the present value of minimum lease payments under such capital lease arrangements and bear imputed interest at rates ranging from 7.0% to 18.0% at December 31, 2008 and mature at dates ranging primarily from 2012 to 2025.

Mortgages and other secured debt (non-recourse). These loans are carried by certain of the Company’s consolidated joint ventures. The loans consist principally of revenue bonds and secured bank loans. These loans are secured by the underlying real and personal property of individual facilities and have fixed or variable rates of interest ranging from 2.2% to 8.7% at December 31, 2008, with maturity dates ranging from 2009 to 2030. These loans are labeled “non-recourse” because neither the Company nor a wholly owned subsidiary is obligated to perform under the respective loan agreements.

The maturity of total debt, excluding capital lease obligations, of $1,718.1 million at December 31, 2008 is as follows: $9.8 million in fiscal 2009, $1,316.7 million in fiscal 2010, $0.7 million in fiscal 2011, $375.8 million in fiscal 2012, $0.8 million in fiscal 2013 and $14.3 million thereafter. This maturity schedule assumes the Company extends the maturity of the senior secured term loan to July 13, 2010.

(10)	Derivative Financial Instruments

Successor

The senior secured credit facility agreement and the mezzanine term loan agreement require the Company to enter into financial instruments to protect against fluctuations in interest rates for a notional amount equal to the combined outstanding principal balance of the senior secured credit facility and the mezzanine term loan such that LIBOR does not exceed 6.5%. Accordingly, on July 13, 2007, the Company entered into an interest rate swap contract and an interest rate cap contract.

These contracts are not designated for hedge accounting treatment, and therefore, the Company records the fair value (estimated unrealized gain or loss) of the agreements as an asset or liability and the change in any period as an adjustment to interest expense in the consolidated statement of operations. Realized gains and losses associated with these contracts are recorded as adjustments to interest expense each reporting period. The counterparties to the derivative financial instruments are major financial institutions. The Company does not use derivative financial instruments for any trading or speculative purposes.

The interest rate swap agreement has a notional amount of $1 billion. The Company is required to make payments to the counterparty at the fixed rate of 5.34% and in return, the Company receives payments at a variable rate based on the one month LIBOR, which was 0.4% at December 31, 2008. The fair value of the interest rate swap agreement at December 31, 2008 and 2007 is recorded as a liability of $64.8 million and $40.3 million, respectively, in other long-term liabilities in the consolidated balance sheet with changes in the fair value recorded to interest expense in the consolidated statement of operations of the Successor. The interest rate swap agreement expires on July 13, 2010.

The interest rate cap agreement has a notional amount of $675 million. Under this agreement, the Company receives variable interest rate payments when the one-month LIBOR rises above 6.0%. The Company paid a fee of $0.9 million at the inception of the interest rate cap agreement, which is being amortized to interest expense over the term of the agreement. The interest rate cap agreement expires on July 13, 2009.

The Company is exposed to credit loss, in the event of nonperformance by the counterparties to the interest rate swap and interest rate cap agreements. As of December 31, 2008, we do not anticipate nonperformance by the counterparties to these agreements and no material loss would be expected from any such nonperformance.

Successor and Predecessor

The Company consolidates one VIE that entered into an interest rate swap agreement. The VIE is exposed to the impact of interest rate changes because its long-term debt bears interest at a variable rate. The VIE’s obligation under the interest rate swap agreement is non-recourse to the Company. The interest rate swap agreement effectively converts approximately $6.6 million and $6.7 million at December 31, 2008 and 2007, respectively, of variable-rate debt (one month LIBOR) into fixed-rate debt (4.38%). The interest rate swap agreement matures on July 29, 2010. The counterparty to the interest rate swap agreement is a major institutional bank.

The VIE’s objective in managing exposure to interest rate changes is to limit the impact of such changes on its earnings and cash flows and to lower its overall borrowing costs. The VIE’s debt and obligation under the interest rate swap agreement are non-recourse to the Company. The VIE does not enter into such arrangements for trading purposes. Such instruments are recognized on the consolidated balance sheet at fair value. Changes in the fair value of a derivative that is designated as and meets all of the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified as an adjustment to interest expense as the underlying hedged item affects earnings.

(11)	Leases and Lease Commitments

The Company leases certain facilities under capital and operating leases. Future minimum payments for the next five years and thereafter under such leases at December 31, 2008 are as follows (in thousands):

Year ending December 31,	Capital Leases	Operating Leases

2009	$14,302	$20,122
2010	14,309	19,777
2011	14,440	17,568
2012	14,269	16,350
2013	13,821	12,034
Thereafter	183,371	46,283

Total future minimum lease payments	254,512	$132,134

Less amount representing interest	(119,089)

Present value of net minimum lease payments	135,423
Less current portion	(2,647)

Long-term capital lease obligation	$132,776

The Company holds fixed price purchase options to acquire the land and buildings of 19 facilities for $123.5 million with expirations ranging from 2009 to 2025. Seven of these options are deemed to be bargain purchases and, consequently, these leases have been classified as capital leases contributing $76.8 million in capital lease obligations of the total $135.4 million at December 31, 2008. The Company also classifies 14 other center leases as capital leases contributing $58.6 million to the capital lease obligation at December 31, 2008.

The Company and subsidiaries of a real estate investment trust are party to a master lease involving nine facilities. The master lease does not impact the individual terms and conditions of the seven separate operating leases and the two separate capital leases, but establishes cross default and cure provisions if one or more of the nine individual facilities have an event of default. In addition to facility / tenant level financial, reporting and other covenants contained in the individual operating and capital leases, the master lease establishes certain Company level financial, reporting and other covenants. Pursuant to the master lease, the Company posted $6.0 million of letters of credit as security, principally representing 12 months rent under the seven individual operating leases and two individual capital leases.

Deferred lease balances carried on the consolidated balance sheets represent future differences between accrual basis and cash basis lease costs. Differences between lease expense on an accrual basis and the amount of cash disbursed for lease obligations is caused by:

—	Unfavorable or favorable lease balances established in connection with the Merger are amortized on a straight-line basis over the lease term; and

—	Lease balances established to account for operating lease costs on a straight-line basis.

At December 31, 2008 and 2007, the Company had $69.7 million and $95.0 million, respectively, of favorable leases net of accumulated amortization, included in other identifiable intangible assets and $4.2 million and $5.9 million, respectively, of unfavorable leases net of accumulated amortization included in other long-term liabilities on the consolidated balance sheet. The favorable leases will be amortized as an increase to lease expense over the remaining lease terms, which have a weighted average term of 17 years. The unfavorable leases will be amortized as a decrease to lease expense over the remaining lease terms, which have a weighted average term of 9 years.

An impairment, on a favorable lease balance, of $4.0 million was recognized in the year ended December 31, 2008 associated with the write-down of an underperforming property. See note 18 – “Asset Impairment Charges.”

The net balance of the straight-line lease adjustment at December 31, 2008 and 2007 of $1.5 million and $1.3 million, respectively, is included in other long-term liabilities on the consolidated balance sheets.

(12)	Income Taxes

Total income tax (benefit) expense was as follows (in thousands):

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006
From continuing operations	$(38,555)	$(25,620)	$6,429	$8,814
From discontinued operations	444	720	(119)	87
From shareholders’ equity	1,401	(2,129)	(3,307)	(1,354)
Total	$(36,710)	$(27,029)	$3,003	$7,547

The components of the provision for income taxes on (loss) income from continuing operations for the periods presented were as follows (in thousands):

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006
Current:
Federal	$—	$(5,024)	$(5,439)	$6,611
State	741	20	(1,394)	2,451
	741	(5,004)	(6,833)	9,062
Deferred:
Federal	(30,298)	(15,148)	10,631	1,554
State	(8,998)	(5,468)	2,631	(1,802)
	(39,296)	(20,616)	13,262	(248)
Total	$(38,555)	$(25,620)	$6,429	$8,814

Total income tax (benefit) expense for the periods presented differed from the amounts computed by applying the U.S. federal income tax rate of 35% to (loss) income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and minority interests as illustrated below (in thousands):

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006

Computed “expected” tax	$(73,386)	$(21,794)	$(338)	$7,720

(Reduction) increase in income taxes resulting from:

State and local income taxes, net of federal tax benefits	(5,368)	(3,541)	804	422

Targeted jobs tax credit	(1,082)	(697)	(322)	(326)

Non deductible transaction costs	—	—	6,021	975

Goodwill impairment	42,739	—	—	—

Other, net	(1,458)	412	264	23
Total income tax (benefit) expense	$(38,555)	$(25,620)	$6,429	$8,814

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below (in thousands):

	2008	2007

Deferred Tax Assets:
Accounts receivable	$22,408	$21,490
Accrued liabilities and reserves	51,483	36,459
Net operating loss carryforwards (NOL)	64,683	85,036
Derivative financial instrument, with recourse	26,351	16,374
Other	20,510	16,837
Total deferred tax assets	185,435	176,196
Valuation allowance	(22,157)	(46,700)

Deferred tax assets, net of valuation allowance	163,278	129,496
Deferred Tax Liabilities:
Accrued liabilities and reserves	—	(3,861)
Net unfavorable leases	(33,432)	(36,814)
Long-lived assets	(332,041)	(356,035)

Total deferred tax liabilities	(365,473)	(396,710)
Net deferred tax liability	$(202,195)	$(267,214)

Management believes the deferred tax assets at December 31, 2008 and 2007 are more likely than not to be realized. As of December 31, 2008, the Company expects it will have sufficient taxable income in future periods from the reversal of existing taxable temporary differences and expected profitability such that the remaining NOL would be utilized within the carryforward period. The Company had federal NOL carryforwards remaining of $73.9 million at December 31, 2008. The earliest and most significant NOL arose in fiscal 2001 and has a carryforward period of 20 years.

The Company’s NOL carryforwards for state purposes have a tax value of $38.7 million and expire from 2009 to 2028. These deferred tax assets are subject to a valuation allowance of $22.2 million. Substantially all of the NOL was recorded in connection with the Predecessor Company, and reduction in the valuation allowance will result principally in a corresponding reduction to goodwill. During 2008 the Company completed an assessment of their state net operating loss carryforward balance. The adjustment to reduce the valuation allowance was recorded as an adjustment to goodwill.

Utilization of deferred tax assets (liability) existing at the Predecessor Company’s October 2, 2001 bankruptcy emergence date must be applied first as a reduction of any Predecessor Company identifiable intangible assets and, then, as an increase to members’/shareholders’ equity. The Company recorded a (decrease) increase to members’/shareholders’ equity in the Successor period for the year ended December 31, 2008 and from July 14, 2007 through December 31, 2007, the Predecessor periods of January 1, 2007 through July 13, 2007 and the three months ended December 31, 2006 of ($1.4) million, $2.6 million, $3.5 million and $1.4 million, respectively. The deferred tax liability at December 31, 2008 represents the tax impact of the recognition of the book basis goodwill impairment.

(13)	Related Party Transactions

In September 2008, the Company entered into agreements to manage 14 facilities. The management agreement will result in approximately $5.0 million of annual management fee revenue. Payment of 25% of the management fee is subordinated to the payment of facility rent. Certain of the 14 facilities are leased and operated by an affiliate of one of the Company’s Sponsors. The affiliate of the Sponsor leases the buildings from an unrelated publicly held real estate investment trust. The remaining facilities are expected to be leased and operated following receipt of pending change of ownership approvals in certain states. In September 2008, the Company entered into agreements with the 14 facilities to provide rehabilitation therapy services. The rehabilitation therapy contracts will result in approximately $7.0 million of annual revenue.

In January 2008, an affiliate of one of the Company’s Sponsors that was in the business of providing rehabilitation therapy services offered assignment of certain rehabilitation therapy service contracts to the Company. The contracts were unrelated third party operators of nursing and assisted living facilities. Assignment of contracts required consent of the unrelated third parties operators and the Company. Approximately 78 contracts were assigned to the Company resulting in $26.3 million of revenue in year ended December 31, 2008. No consideration was exchanged between the Company and the Sponsor affiliate for assignment of the rehabilitation therapy service agreements. For a fee, the Company also agreed to assist the Sponsor affiliate with the collection of receivable carried by it prior to January 2008. Fees earned under this collection service arrangement were approximately $0.3 million in the year ended December 31, 2008. The Company provides and receives certain ancillary services to and from affiliates of one of the Company’s Sponsors. Management believes the service fees have been negotiated at arms-length.

In connection with the Merger, the Company paid affiliates of the Sponsors $2.3 million of transaction, acquisition advisory services and similar fees. This amount is included in the total purchase price of the Merger.

Following the July 13, 2007 transaction, the Company is billed by an affiliate of one of the Sponsors a monthly fee for the provision of administrative services. Half of the fee earned is paid monthly to the affiliate of the Sponsor. Payment of the remaining half is deferred until such time as a predefined minimum return on the investors’ capital contributions is distributed. The cumulative deferred portion of the administrative fee of $2.1 million and $0.7 million is recorded in other long-term liabilities on the consolidated balance sheet at December 31, 2008 and 2007, respectively. The fee is based upon the number of licensed owned, leased and managed beds operated by the Company. Based upon the Company’s current bed count, the fee approximates $3.0 million per annum.

(14)	Shareholders’ Equity

Successor

Capital stock

Total authorized capital stock consists of 1,500 shares, no par value, all of which is issued and outstanding as of December 31, 2008 and 2007 and are held by the Parent. Each share of capital stock is entitled, on all matters for a vote or the consent of holders of the capital stock, to one vote.

Capital Contributed by Parent

For the year ended December 31, 2008, the Company recorded a capital contribution of $8.0 million for fees paid by the Parent in association with Amendment No. 1 to the senior secured credit agreement and made $26.4 million of cash distributions to the Parent. The Company received $300.0 million from the Parent to fund the Merger. During the period from July 14, 2007 to December 31, 2007, the Company made $8 million of cash distributions to the Parent.

(15)	Stock-Based Benefit Plans

Successor

The Successor Company does not have any stock-based benefit plans. Accordingly, no stock-based compensation expense is recognized in the Successor periods.

Predecessor

Prior to the Merger, the Company had two stock-based benefit plans involving stock options and restricted stock awards. Pursuant to the Merger, all outstanding stock options and restricted stock awards became fully vested and the holders became entitled to receive cash consideration equal to the difference between the exercise price and $69.35 per share for stock options and $69.35 for each share of restricted stock. The Predecessor Company stock-based benefit plans were discontinued in connection with the Merger. Under the terms of the stock option and restricted stock agreements, the terms of the awards were fixed at the grant date.

In addition to stock-based benefit plans, the Predecessor had a non-qualified deferred compensation plan for certain of its employees. Under the provision of the plan, a rabbi trust was established to maintain the amounts deferred by the participants. Certain of the plan participants elected to invest their deferred compensation in Predecessor stock units, which effectively mirrored the performance of the Predecessor common stock. To satisfy a portion of the obligations under the deferred compensation plan, the Predecessor held shares of its common stock in an amount that approximated the number of stock units invested by plan participants. For those participant accounts holding stock units for which the Predecessor was not required to settle its obligations by the delivery of shares of employer stock, the Predecessor recognized changes in the fair value of such common stock held in the rabbi trust as periodic charges or credits to compensation cost.

For the period January 1, 2007 to July 13, 2007 and the three months ended December 31, 2006, compensation cost charged to expense for stock-based benefit plans and the impact of changes in the fair value of the common stock held in the rabbi trust was approximately $7.9 million (before taxes of $3.2 million) and $2.8 million (before taxes of $1.2 million), respectively. The compensation cost recognized is classified as general and administrative expenses in the consolidated statements of operations. No cost was capitalized.

Stock Options

Compensation cost for stock options was recognized in the Predecessor period based upon the estimated fair value on the date of grant computed using a lattice-based binomial option pricing model over the vesting period during which employees performed the related services. For the period January 1, 2007 to July 13, 2007 and the three months ended December 31, 2006, compensation cost charged to expense for stock options was approximately $1.8 million and $0.9 million, respectively. There were no stock options granted beyond September 30, 2006.

In connection with the Merger, and pursuant to certain change in control provisions of the stock option plan, all nonvested stock options vested immediately, which resulted in a charge of $4.9 million during the Predecessor period from January 1, 2007 to July 13, 2007 for the recognition of all unrecognized compensation costs. The charge is recorded in Merger related costs in the consolidated statements of operations.

Restricted stock

Compensation cost for restricted stock was recognized in the Predecessor period ratably over the service period at the market value of the Predecessor common stock on the date of the grant. For the period January 1, 2007 to July 13, 2007 and the three months ended December 31, 2006, compensation cost charged to expense for restricted stock was approximately $3.1 million and $2.0 million, respectively. Pursuant to the Merger agreement, all restrictions placed on nonvested restricted stock automatically lapsed on July 13, 2007, which resulted in a charge of $17.4 million during the Predecessor period from January 1, 2007 to July 13, 2007 for the fair value of the unvested restricted stock awards at July 13, 2007. The charge is recorded in Merger related costs in the consolidated statements of operations.

(16)	Commitments and Contingencies

Loss Reserves For Certain Self-Insured Programs

General and Professional Liability and Workers’ Compensation

The Company uses a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance subsidiary that is domiciled in Bermuda, to provide for potential liabilities for general and professional liability claims and workers’ compensation claims. Policies are typically written for a duration of twelve months and are measured on a “claims made” basis.

Excess coverage above self-insured retention limits is provided through third party insurance policies generally in the form of per incident limits and aggregate policy limits for both general and professional liability and workers’ compensation claims.

As of December 31, 2008, the Company’s estimated range of outstanding losses for these liabilities on an undiscounted basis is $125.6 million to $158.5 million ($115.2 million to $146.8 million net of amounts recoverable from third-party insurance carriers). The Company recorded reserves for these liabilities were $145.4 million as of December 31, 2008. The Company has recorded a $15.7 million insurance claims recoverable from third-party insurance carriers, which is included in other long-term assets in the consolidated balance sheets. The Company includes in current liabilities the estimated loss and loss expense payments that are projected to be satisfied within one year of the balance sheet date.

The Company, through its wholly owned captive insurance subsidiary has restricted cash and investments in marketable securities of $92.6 million at December 31, 2008, which are substantially restricted to securing the outstanding claim losses of insured through the captive.

Although management believes that the amounts provided in the Company’s consolidated financial statements are adequate and reasonable, there can be no assurances that the ultimate liability for such self-insured risks will not exceed management’s estimates.

Health Insurance

The Company offers employees an option to participate in self-insured health plans. Health claims under these plans are self-insured with a stop-loss umbrella policy in place to limit maximum potential liability for both individual claims and total claims for a plan year. Health insurance claims are paid as they are submitted to the plans’ administrators. The Company maintains an accrual for claims that have been incurred but not yet reported to the plans’ administrators and therefore have not been paid. The liability for the self-insured health plan is recorded in accrued compensation in the consolidated balance sheets. Although management believes that the amounts provided in the Company’s consolidated financial statements are adequate and reasonable, there can be no assurances that the ultimate liability for such self-insured risks will not exceed management’s estimates.

Financial Commitments

Requests for providing commitments to extend financial guarantees and extend credit are reviewed and approved by senior management subject to obligational authority limitations. Management regularly reviews outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the need for any reserves for possible credit and guarantee loss.

The Company has extended $3.1 million in working capital lines of credit to certain jointly owned and managed companies, including certain consolidated VIEs, of which $1.4 million was unused at December 31, 2008. Credit risk represents the accounting loss that would be recognized at the reporting date if the affiliate companies were unable to repay any amounts utilized under the working capital lines of credit. Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

The Company has posted $16.2 million of outstanding letters of credit. The letters of credit guarantee performance to third parties of various trade activities. The letters of credit are not recorded as liabilities on the Company’s consolidated balance sheet unless they are probable of being utilized by the third party. The financial risk approximates the amount of outstanding letters of credit.

The Company is a party to joint venture partnerships whereby its ownership interests are 50% or less of the total capital of the partnerships. The Company accounts for certain of these partnerships using either the cost or equity method of accounting depending on the percentage of ownership interest, and therefore, the assets, liabilities and operating results of these partnerships are not consolidated with the Company’s. Certain other of the Company’s joint venture partnerships qualify as VIEs, and where the Company is determined to be the primary beneficiary of such arrangements, are consolidated. The carrying value of the Company’s investment in unconsolidated joint venture partnerships is $10.7 million and $10.9 million at December 31, 2008 and 2007, respectively. Although the Company is not contractually obligated to fund operating losses of these partnerships, in certain cases it has extended credit to such joint venture partnerships in the past and may decide to do so in the future in order to realize economic benefits from its joint venture relationship. Management assesses the creditworthiness of such partnerships in the same manner it does other third parties. The underlying debt obligations of the Company’s consolidated VIEs are non-recourse to it. Guarantees are not recorded as liabilities on the Company’s consolidated balance sheet unless it is required to perform under the guarantee. Credit risk represents the accounting loss that would be recognized at the reporting date if the counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

Legal Proceedings

The Company is a party to litigation and regulatory investigations arising in the ordinary course of business. Management does not believe the results of such litigation and regulatory investigations, even if the outcome is unfavorable, would have a material adverse effect on the results of operations, financial position or cash flows of the Company.

Conditional Asset Retirement Obligations

Certain of the Company’s real estate assets contain asbestos. The asbestos is believed to be appropriately contained in accordance with environmental regulations. If these properties were demolished or subject to renovation activities that disturb the asbestos, certain environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed.

At December 31, 2008, the Company has a liability for the fair value of the asset retirement obligation associated primarily with the cost of asbestos removal aggregating approximately $4.5 million, which is included in other long-term liabilities. The liability for each facility will be accreted to its present value, which is estimated to approximate $16.4 million through the estimated settlement dates extending from 2009 through 2042. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Annual accretion of the liability and depreciation expense is recorded each year for the impacted assets until the obligation year is reached, either by sale of the property, demolition or some other future event such as a government action.

The changes in the carrying amounts of the Company’s asset retirement obligations for the Successor periods for the year ended December 31, 2008 and from July 14, 2007 to December 31, 2007 and the Predecessor period from January 1, 2007 to July 13, 2007 and for the three months ended December 31, 2006 are as follows (in thousands):

Predecessor
Asset retirement obligations, September 30, 2006	$5,277
Accretion expense	78
Asset retirement obligations, December 31, 2006	$5,355

Asset retirement obligations incurred	175
Asset retirement obligations settled	(467)
Accretion expense	168
Asset retirement obligations, July 13, 2007	$5,231

Successor
Establishment of asset retirement obligations at fair value, July 14, 2007	$4,367
Asset retirement obligations settled	(280)
Accretion expense	134
Asset retirement obligations, December 31, 2007	$4,221

Asset retirement obligations settled	(216)
Accretion expense	293
Asset retirement obligations incurred	224
Asset retirement obligations, December 31, 2008	$4,522

Employment Agreements

The Company has employment agreements and arrangements with its executive officers and certain members of management. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances.

(17)	Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There was no adjustment to accumulated deficit as a result of the Company’s adoption of SFAS No. 157.

SFAS No. 157 provides for the following:

—

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

—	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;
—	Requires consideration of the Company’s nonperformance risk when valuing liabilities; and
—	Expands disclosures about instruments measured at fair value.

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

—	Level 1 — Quoted prices for identical instruments in active markets;
—

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

—	Level 3 — Instruments whose significant inputs are unobservable.

The following is a description of the Company’s valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring basis:

Restricted cash and investments in marketable securities: The carrying amounts of restricted cash, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments. Investments in marketable securities are held in fixed interest securities and their fair values are based on quoted market prices.

Derivative financial instruments: The Company uses a swap and a cap to manage its interest rate risk. The fair value of the interest rate swap and cap is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the swap and cap. The variable interest rates used in the calculation of projected receipts on the swap and cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The Company incorporates credit valuation adjustments to reflect appropriately both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Fair Value Measurements at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Cash and equivalents	$72,842	$72,842	$—	$—
Restricted cash	10,482	10,482	—	—

Restricted investments in marketable securities
Mortgage backed securities	20,654	20,654	—	—
Corporate bonds	23,468	13,307	10,161	—
Government bonds	46,837	46,837	—	—

Total	$174,283	$164,122	$10,161	$—

Liabilities:
Derivative financial instruments
Interest rate swap and cap on loans with recourse	$64,843	$—	$64,843	$—
Interest rate swap on non-recourse VIE loan	165	—	165	—

Total	$65,008	$—	$65,008	$—

The carrying amount and fair value of financial instruments at December 31, 2008 and 2007 consist of the following (in thousands):

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and equivalents	$72,842	$72,842	53,419	$53,419
Restricted cash and investments in marketable securities	101,441	101,441	105,995	105,995
Accounts receivable, net	285,826	285,826	249,710	249,710
Accounts payable	63,970	63,970	49,601	49,601
Accrued expenses	51,384	51,384	32,967	32,967
Debt, excluding capital leases	1,718,124	1,642,509	1,725,727	1,798,859
Derivative financial instruments	65,008	65,008	40,338	40,338

The carrying value of cash and equivalents, net accounts receivable, accounts payable and accrued expenses is equal to its fair value due to their short maturity. The Company’s restricted investments in marketable securities are carried at fair value. The fair value of debt is based upon quoted market prices or is computed using discounted cash flow analysis, based on the Company’s estimated borrowing rate at the end of each fiscal period presented. The fair value of the interest rate swap and cap agreement was calculated by a third-party financial institution. The impact of the adoption of SFAS No. 157 to the measurement of the Company’s derivative financial instrument in the first quarter of 2008 was to decrease interest expense and the liability by $3.7 million.

The Company places its cash and equivalents and restricted investments in marketable securities in quality financial instruments and limits the amount invested in any one institution or in any one type of instrument. The Company has not experienced any significant losses on its cash.

For the year ended December 31, 2008 and from July 14, 2007 through December 31, 2007, the Company determined that the decline in the estimated value of certain corporate bonds were other-than-temporarily impaired. The Company recognized a non-cash, pre-tax impairment charge in investment income of $3.9 million and $0.4 million, respectively.

(18)	Asset Impairment Charges

Long-lived assets with a definite useful life

In the fourth quarter of 2008, the Company’s long-lived assets with a definite useful life were tested for impairment at the lowest levels for which there are identifiable cash flows. The Company estimated the future net undiscounted cash flows expected to be generated from the use of the long-lived assets and then compared the estimated undiscounted cash flows to the carrying amount of the long-lived assets. The cash flow period was based on the remaining useful lives of the primary asset in each long-lived asset group, principally a building in the inpatient segment and customer relationship assets in the rehabilitation therapy services segment. The result of the analysis indicated that the estimated undiscounted cash flows exceeded the carrying amount of the long-lived assets in all but four facilities in the inpatient segment. No potential impairment was noted in carrying value of long-lived assets in the rehabilitation therapy services segment. The Company estimated the fair value of each of the four facilities and recognized impairment charges totaling $10.8 million for three buildings and one favorable lease for which the estimated fair value was less than the carrying value.

Goodwill

The Company attributes all of its goodwill to the inpatient services segment. The Company performed its annual goodwill impairment test as of September 30, 2008. As a result of escalating unfavorable market conditions during the fourth quarter of 2008, the Company performed an interim update of the annual impairment test.

The test requires a two-step method for determining goodwill impairment. In step one of the impairment analysis, the Company determined the fair value of the inpatient services segment using the income approach, which estimates the fair value based on the future discounted cash flows, and the market approach, which estimates the fair value based on comparable market prices. The Company also compared the results of the income approach and the results of the market approach for reasonableness. Significant assumptions used in the income approach analysis included: expected future revenue growth rates ranging from 2.7% to 3.2%; operating profit margins ranging from 10.9% to 11.2%; working capital levels of 6% of revenues; asset lives used to generate future cash flows; weighted average cost of capital represented by a discount rate of 10%; and a terminal growth rate of 7%. The fair value of the reporting unit was then compared to the carrying value. The results indicated the fair value of the inpatient services reporting unit was less than its carrying value, which required us to perform step two of the annual impairment analysis.

In step two of the impairment analysis, the Company allocated the fair value of the inpatient services reporting units to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of the respective reporting unit’s goodwill. As a result of the step two analysis, the Company concluded that $65.2 million of goodwill was impaired resulting in a non-cash goodwill impairment charge.

The goodwill charge is primarily driven by adverse market conditions across all industries, including healthcare and the resulting decrease in current market multiples.

During fourth quarter of 2008, the worsening of the economic conditions began to directly impact state Medicaid reimbursement programs in nearly all of the states in which the Company operates. Several key states in which the Company operates either cut or indicated that they may need to cut their reimbursement rates to providers of skilled nursing care. Based on the guidance of SFAS 142, the Company determined that it had a triggering event that required it to perform an interim goodwill impairment review as of December 31, 2008.

In step one of the interim impairment analysis, the Company determined, with the assistance of a valuation specialist, the fair value of the inpatient services segment using the income approach and the market approach. The Company also compared the results of the income approach and the results of the market approach for reasonableness. Significant assumptions used in the income approach at December 31, 2008 were identical to those used at September 30, 2008 with the exception of the discount rate which increased to 11% at December 31, 2008. The fair value of the reporting unit was then compared to the carrying value. The results indicated the fair value of the inpatient services reporting unit was less than its carrying value, which required us to perform step two of the interim impairment analysis. As a result of the step two analysis, the Company concluded that $60.8 million of goodwill was impaired resulting in a non-cash goodwill impairment charge.

The determination as to whether a write-down of goodwill is necessary involves significant judgment based on short-term and long-term projections of the Company. The assumptions supporting the estimated future cash flows of the reporting unit, including profit margins, long-term forecasts, discount rates and terminal growth rates, reflect the Company’s best estimates. Changes in the Company’s long-term forecasts and industry growth rates could require additional impairment charges to be recorded in future periods for the remaining goodwill.

(19)	Investment Income

Investment income is earned principally on short-term investments of cash on hand, restricted cash and investments of marketable securities held by the Company’s wholly owned captive insurance company and assets held in a rabbi trust of the Predecessor Company’s deferred compensation plan.

The following table sets forth the components of investment income (in thousands):

	Successor		Predecessor
	Twelve months ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006

Income on cash and short-term investments	$1,896	$1,974	$1,566	$964
(Loss) income on restricted cash and investments	(979)	1,885	2,250	1,082
Income on assets held in rabbi trust	—	—	1,866	1,050
Interest income on notes receivable	321	296	441	73
Total investment income	$1,238	$4,155	$6,123	$3,169

(Loss) income on restricted cash and investments for the year ended December 31, 2008 and from July 14, 2007 through December 31, 2007, includes $3.9 million and $0.4 million, respectively, of impairment charges on investments held by the Company’s wholly owned captive insurance company that were determined to be other-than-temporarily impaired.

(20)	Assets Held for Sale and Discontinued Operations

In the normal course of business, the Company continually evaluates the performance of its operating units, with an emphasis on selling or closing under-performing or non-strategic assets. Discontinued businesses are removed from the results of continuing operations. The results of operations in the current and prior year periods, along with any cost to exit such businesses in the year of discontinuation, are classified as discontinued operations in the consolidated statements of operations.

The following table sets forth net revenues and the components of income (loss) from discontinued operations (in thousands):

	Successor		Predecessor
	Year ended December 31, 2008	Period from July 14, 2007 through December 31, 2007	Period from January 1, 2007 through July 13, 2007	Three months ended December 31, 2006

Net revenues	$3,829	$8,797	$4,653	$2,821
Net operating (loss) income of discontinued businesses	$(39)	$1,771	$(292)	$214
Early extinquishment of debt	(293)	—	—	—
Gain on discontinuation of business	9,812	—	—	—
Minority interests	(8,387)	—	—	—
Income tax (expense) benefit	(444)	(720)	119	(87)
Income (loss) from discontinued operations, net of taxes	$649	$1,051	$(173)	$127

In October 2008, the Company sold one facility located in Massachusetts. The facility was classified as a discontinued operation and its results from operations in the current and prior year periods presented have been adjusted to reflect this classification accordingly. The facility was sold for $18.3 million, debt of $8.2 was assumed by the buyer. The net impact of the sale to the Company is a non-cash pre-tax gain of $1.4 million.